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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                SCANA Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    80589M102
                          ----------------------------
                                 (CUSIP Number)

                                   12/31/2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]     Rule 13d-1(b)

         [_]     Rule 13d-1(c)

         [_]     Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 80589M102

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      SCANA Corporation Stock Purchase Savings Plan   57-0784499
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      South Carolina
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                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             10,066,534
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          10,066,534
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      10,066,534
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      EP
------------------------------------------------------------------------------

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Item 1(a).        Name of Issuer:

                  SCANA Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1426 Main Street
                  Columbia, South Carolina 29201-2845

Item 2(a).        Name of Person Filing:

                  SCANA Corporation Stock Purchase Savings Plan

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  In care of:  AMVESCAP National Trust Company
                  400 Colony Square
                  Suite 2200
                  1201 Peachtree Street NE
                  Atlanta, Georgia  30361

Item 2(c).        Citizenship:

                  South Carolina

Item 2(d).        Title of Class of Securities:
                  Common Stock, No par value per share

Item 2(e).        CUSIP Number:

                  80589M102

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)   [_]   Broker or dealer registered under section 15 of
                              the Act (15 U.S.C. 78c).
                  (b)   [_]   Bank as defined in section 3(a)(6) of the Act (15
                              U.S.C. 78c).
                  (c)   [_]   Insurance company as defined in section 3(a) (19)
                              of the Act (15 U.S.C. 78c).
                  (d)   [_]   Investment company registered under section 8 of
                              the Investment Company Act of 1940 (15 U.S.C.
                              80a-8).
                  (e)   [_]   An investment advisor in accordance with (S)
                              240.13d-1(b)(1)(ii)(E);
                  (f)   [X]   An employee benefit plan or endowment fund in
                              accordance with (S)240.13d-1(b)(1)(ii)(F);
                  (g)   [_]   A parent holding company or control person in
                              accordance with (S)240.13d-1(b)(1)(ii)(G);
                  (h)   [_]   A savings associations as defined in Section 3(b)
                              of the Federal Deposit Insurance Act (12 U.S.C.
                              1813);
                  (i)   [_]   A church plan that is excluded from the definition
                              of an investment company under section 3(c)(14) of
                              the Investment Company Act of 1940 (15 U.S.C.
                              80a-3);
                  (j)   [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)
                              (J).

Item 4.           Ownership.
                  (a)   Amount beneficially owned: 10,066,534

                  (b)   Percent of class: 9.6%

                  (c)   Number of shares as to which such person has:

                        (i)  sole power to vote or direct the vote: 0

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               (ii)  shared power to vote or direct the vote: 10,066,534

               (iii) sole power to dispose or to direct the disposition of: 0

               (iv)  shared power to dispose or direct the disposition of:
                     10,066,534

            The Reporting Person is the SCANA Corporation Stock Purchase Savings Plan ("Plan"). All of the shares reported in this filing are shares which are held in the trustee's name. Under the terms of the Plan, the trustee votes shares which have been allocated to Plan participants in accordance with the participants' instructions, except as the trustee may otherwise be obligated to vote pursuant to its fiduciary duties. Shares held in the Plan which have not been allocated, and allocated shares for which no voting instructions have been received are voted in the same proportion as the shares for which votes were received. Determinations regarding the disposition of the shares are made by the Plan participants and by the Plan administrator, which is not affiliated with the trustee.

Item 5.     Ownership of Five Percent or Less of a Class
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            The shares held in the Trust were, prior to 2001, reported by the preceding trustee for the Plan, First Union Corporation.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Item 8. Identification and Classification of the Members of the Group Not Applicable

Item 9.     Notice of Dissolution of Group
            Not Applicable.

Item 10. Certification

            (a) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(b):

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Date:       February 8, 2002
                            ----------------------------------------------------

                Signature:  /s/ R. Eric Starr, Trust Officer
                            ----------------------------------------------------

                            AMVESCAP National Trust Company, as Trustee of SCANA Corporation Stock Purchase Savings Plan